SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  UNICORP, INC.
                                (Name of Issuer)

                     CLASS A COMMON STOCK, $0.0001 PAR VALUE

                     CLASS B COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK 904-661-30-3
                        CLASS B COMMON STOCK 904-661-40-2
                                 (CUSIP Numbers)

                                    Louis Mehr
                          10555 Turtlewood Court, 1604
                              HOUSTON, TEXAS 77072
                                 (281) 933 4874
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 6, 2000
              (Date of Event which Requires Filing this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

    Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

        *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  CL  A  904-661-30-3
            CL  B  904-661-40-2         13  D
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      1        NAME  OF  REPORTING  PERSON
               S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSON

                *EQUITABLE  ASSETS  INCORPORATED

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      2        CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                  First  Madison  Trust,  a  Belize  personal Trust.   (A)   (x)

                  John  N.  Avilez  Estate,  Belize City, Belize C.A. (B)   |x |
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      3        SEC  USE  ONLY



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      4        SOURCE  OF  FUNDS

               EXCHANGE  OF  ASSETS  FOR  COMMON  STOCK,PREFERRED STOCK AND NOTE
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      5        CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
               PURSUANT  TO  ITEMS 2(D) OR 2(E)                              | |

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      6        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

                 BELIZE  CENTRAL  AMERICA
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                NUMBER  OF                 7    SOLE  VOTING  POWER
                  SHARES
               BENEFICIALLY                     *9,550,000  OF  EACH  CLASS
                  OWNED                 ----------------------------------------
                 BY  EACH                  8    SHARED  VOTING  POWER
             REPORTING  PERSON
                   WITH                         -0-
                                        ----------------------------------------
                                           9    SOLE  DISPOSITIVE  POWER

                                                -0-
                                        ----------------------------------------
                                          10    SHARED  DISPOSITIVE  POWER

                                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON

                 9,550,000  OF  EACH  CLASS
--------------------------------------------------------------------------------
      12       CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
               CERTAIN  SHARES                                              |  |

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      13       PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                 95.5  PERCENT
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      14       TYPE  OF  REPORTING  PERSON

                 HC  AND  OO
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
ITEM  1.  SECURITY  AND  ISSUER.

        This Statement relates to the Class A Common Stock, $.0001 par value and the Class B Common Stock, $.0001 par value of Unicorp, Inc., a Nevada corporation, ("Issuer" or "Unic"). Both Classes of the Common Stock are Regulation S securities and were issued to replace previously issued Regulation S securities to settle a judgment against the issuer. The address of the Issuer's executive offices is 502 North Division Street, Carson City, Nevada 89703.


ITEM  2.  IDENTITY  AND  BACKGROUND.

          (a) Name: This Statement is being filed by Equitable Assets Incorporated, a Belize corporation, First Madison Trust, a Belize personal trust, and John N. Avilez Estate (hereinafter collectively as a group is referred to as "Reporting
               Person"or"EAI" separately). The filing of this Statement is an admission that Reporting Person is, for the purposes of Section 13 (d) or 13 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of the securities covered by this Statement and that this schedule is required to be filed by such reporting person.

          (b) Business Address: The business address of the Reporting Person is 35 Barracks Road 3rd Floor, Belize City, Belize C.A. as to Equitable Assets Incorporated and 4 Gabroual Lane, Belize City, Belize as to First Madison Trust and John Avilez Estate.

          (c) Present Principal Business Undertakings: The primary business of the Reporting Person, among other business, is providing financial services to companies considering "going public"
               utilizing a reverse acquisition by a public company with no significant assets or liabilities (a "clean public shell") as an alternative to the traditional way of "going public" through initial public offering. To this end, EAI, creates the public shells by organizing companies, assisting with their preparation and filing of Registration Statements with the Securities and Exchange Commission, and upon effectiveness of such Registration Statements, distributing registered stock to UNIC stockholders or distributing exempt stock to UNIC stockholders in certain exempt transactions.

          (d) Criminal Convictions: During the last five years, Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

          (e) Court or Administrative Proceedings: During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

            The consideration for the common stock of the Issuer acquired by the Reporting Person was an exchange certain of its mineral assets for a $200,000 purchase money note, 420,000 shares of the issuer's Class A Common Stock, and 58,0000 shares of a Series A 8 % $100 par value Callable Preferred Stock and a judgment in favor of the Reporting Person on May 25, 1999 against the Issuer in the amount of $222,676.18 in a Court of Competant Jurisdiction.


ITEM  4.  PURPOSE  OF  TRANSACTION.

            The purpose of the transaction for which this Statement is being prepared was to assume control of Issuer and operate the assets as Issuer's primary business.

          Except as described below, Reporting Person has present plans and intentions as follows:
          (a) any acquisition by any person of additional securities of the Issuer will be pursuant to a registration statement or certain exempt transactions;
          (b) an extraordinary corporate transaction such as a plan of merger or reorganization, involving the Issuer or any of its subsidiaries, the exception being the previously announced plans to distribute the shares of certain of the Issuer's subsidiaries to its shareholders;
               Reporting Person plans for the Issuer to file its Nevada Articles of Incorporation with the Secretary of State of Texas in order for the Issuer to have the right to do business in Texas.
          (c) a sale or transfer of the Issuer's mineral assets to a wholly owned subsidiary with a plan for a future distribution of that subsidiary to the Issuer's shareholders.
          (d) does not intend a change in the present board of directors or management of the Issuer, including any plans or porposals to change the number or term of the directors or to fill any existing vacanies of the board;
          (e) does not intend to effectuate any material change in the present capitalization or dividend policy of the Issuer;
          (f) does not intend any other change in the Issuer's business or corporate structure with the exception that the Issuer may become a communications company;
          (g) does not intend changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which my further impede the acquition of control of the Issuer by any person which has already been provided in the Issuer's charter;
          (h) does not intend causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of aregistered national securities association;
          (i) does not intend for any class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or
          (j)  does not intend any action similar to those enumerated above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

            The Reporting Person owns 9,550,000 shares of the Class A Common Stock and owns 9,550,000 shares of the Class B Common Stock of the Issuer. The Reporting Person has the sole voting power with respect to such shares.
          Except as described above, Reporting Person has not effected any transaction in shares of Common Stock of Issuer during the sixty (60) days preceding the date of this Statement.
          No person other than Reporting Person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of , the shares of Common Stock owned by Reporting Person.
          EAI has sole voting power of each class of securities of Issuer. The First Madison Trust, a Belize personal trust, owns 100% of EAI. John N. Avilez,deceased, a Belize Citizen, is the Settlor and Sole Beneficiary of First Madison Trust which beneficial interest in turn is now as asset of his estate in Belize C.A. Victoria Avilez is now the administrator or executrix of the John
N.  Avilez  Extate.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as indicated elsewhere in this Statement, to the best knowledge of Reporting Person, Reporting Person is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:
     EAI has the sole voting rights over the securities beneficially owned by the First Madison Trust and the John N. Avilez Estate.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The  following  exhibit  is  attached  by  referance  to  this  report:

          8-K filed on April 9, 1998 by the Issuer pursuant to the purchase of the Reporting Person assets together with the contract.
          8-K filed on April 14, 2000 by the Issuer pursuant to the New Plan of Reorganization and Settlement between the Reporting Person and the Issuer dated on March 25,2000.

                                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/  Louis  Mehr
                                        ------------------------------
                                        Louis  Mehr

Dated:  April  24,  2000.